Exhibit (a)(5)(liii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE REAFFIRMS COMMITMENT TO PEOPLESOFT BID

Extends Offer For $19.50 Through September 19, 2003

REDWOOD SHORES, Calif., August 8, 2003 —(http://www.oracle.com/tellmemore/?2005147) Oracle Corporation (NASDAQ: ORCL) announced today that it has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EDT on Friday, September 19, 2003.

“We are extending our offer for PeopleSoft and we remain fully committed to acquiring PeopleSoft,” said Jim Finn, Oracle spokesman.

The tender offer was previously set to expire at midnight EDT on Friday, August 15, 2003. As of the close of business on Friday, August 8, 2003, a total of 37,708,208 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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